July 12, 2016

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:        USA Compression Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 11, 2016

Response dated June 16, 2016

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Filed May 5, 2016

File No. 001-35779

Ladies and Gentlemen:

Set forth below are the responses of USA Compression Partners, LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 27, 2016, with respect to (i) the Partnership’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 001-35779, filed with the Commission on February 11, 2016 (our “2015 Form 10-K”), and (ii) the Partnership’s Quarterly Report for the Fiscal Quarter Ended March 31, 2016, File No. 001-35779, filed with the Commission on May 5, 2016 (our “Form 10-Q”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General Trends and Outlook, page 45

1. We note your response to comment 2 indicating that certain of your top ten customers have credit ratings below investment grade. Please tell us what percentage of revenue was attributable to these customers for the year ended December 31, 2015. If the amount was material, please consider disclosing, in an appropriate location in your filing, the number of top 10 customers with below investment grade credit ratings and the percentage of revenue that you generated from them to provide your investors with greater insight into the potential risks to and variability of your earnings and cash flows.  We will not object if you also want to disclose, if true, that you have not experienced any significant increase in bad debts, seen any trends of worsening credit ratings, or provide other information that would give additional context to your disclosure about the credit ratings of your largest customers.

Securities and Exchange Commission

July 12, 2016

RESPONSE:         We acknowledge the Staff’s comment.  Our top ten customers for the year ended December 31, 2015 represented 45% of our revenue.  6.3% of our revenue for the year ended December 31, 2015 was attributable to those top ten customers who also had a below investment grade credit rating.  As noted in our prior response, we take into consideration multiple factors in monitoring our customers.  Of these factors, we believe a customer’s credit rating is one of the less meaningful metrics used internally in determining the allowance for doubtful accounts and that providing additional disclosure regarding the credit ratings of our customers would provide undue prominence to an immaterial factor and be misleading when providing disclosure based on management’s true assessment of the risk posed by customers with a below investment grade rating on our earnings and cash flows.  As noted in our prior response, our earnings and cash flows have not been materially impacted by any inability to collect our receivables on a timely basis.  Given our historical experience and the fact that we take into consideration many factors as discussed in our prior response, including our customers’ credit ratings, in determining our allowance for doubtful accounts, we do not believe disclosing the credit ratings of our customers, or suggesting that it is a primary factor in determining the ultimate timing and collection of receivables from our customers, is appropriate or provides useful information to our unitholders.  Although we acknowledge the Staff’s comment, including the ability to provide additional context to the requested disclosure, we reaffirm our prior response and will continue to monitor and evaluate all of the factors mentioned in our prior response in assessing the risk presented by customers in our top ten with below investment grade credit ratings to our earnings and cash flows.  To the extent the evaluation of all the factors indicate that such customers pose a material risk on our earnings and cash flows, we hereby undertake to disclose additional information to our investors, including information with respect to the portion of our top ten customers with below investment grade ratings and percentage of revenue generated thereby, if material, to provide greater insight into the potential risks to and variability of our earnings and cash flows.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Highlights, page 15

2.   We have reviewed your response to comment 9. If the trend of declining utilization of your fleet continues, we believe it would be useful to your investors if you disclosed more information about this ongoing trend and the significant factors contributing to it.  Please consider disclosing in either tabular or narrative form something akin to the table provided in your response, along with any discussion of underlying factors needed to understand the changes that are occurring such as your comments on the increase in idle horsepower under repair that occurred in the first quarter of 2016.

Securities and Exchange Commission

July 12, 2016

RESPONSE:         We acknowledge the Staff’s comment. If a material trend of changing utilization continues or occurs in the future, we hereby undertake to provide additional information regarding the trend, including the significant factors contributing to it, in future filings with the Commission when discussing the operating highlights included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In regards to the metric of average horsepower utilization based on revenue generating horsepower and fleet horsepower, if a material trend of changing utilization continues or occurs in the future, we undertake to also provide additional information regarding the trend in the footnote to the table included in our operating highlights section in Management’s Discussion and Analysis of Financial Condition and Results of Operations, including a discussion of underlying factors needed to understand the changes that are occurring.

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As requested in your comment letter, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

USA COMPRESSION PARTNERS, LP

BY: USA Compression GP, LLC

By:	/s/Matthew C. Liuzzi
Name:	Matthew C. Liuzzi
Title:	Vice President, Chief Financial Officer and Treasurer

cc:                                Melissa Blume, Securities and Exchange Commission

J. Gregory Holloway, USA Compression Partners, LP

Christopher W. Porter, USA Compression Partners, LP

E. Ramey Layne, Vinson & Elkins L.L.P.

Milam F. Newby, Vinson & Elkins L.L.P.